EXHIBIT 99.7

Date: August 28, 2013

To: All Canadian Securities Regulatory Authorities

Subject: CREAM MINERALS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting :	August 29, 2013
Record Date for Voting (if applicable) :	August 29, 2013
Beneficial Ownership Determination Date :	August 29, 2013
Meeting Date :	September 27, 2013
Meeting Location (if available) :	TBA
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	225263508	CA2252635081

Sincerely,

Computershare
Agent for CREAM MINERALS LTD